SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 4)*
Great Ajax Corp.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
38983D300

(CUSIP Number)
December 31, 2019

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))

CUSIP No. 38983D300

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America - Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer: Great Ajax Corp., a Maryland corporation
Item 1(b)	Address of Issuer's Principal Executive Office: 9400 SW Beaverton-Hillsdale Highway, Suite 131, Beaverton, Oregon 97005
Item 2(a)	Name of Person Filing: American Financial Group, Inc.
Item 2(b)	Address of Principal Business Office:
Great American Insurance Group Tower 301 East Fourth Street Cincinnati, Ohio 45202
Item 2(c)	Citizenship: U.S.A. – Ohio
Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value per share
Item 2(e)	CUSIP Number: 38983D300
Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a: (g) a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4	Ownership:
(a) Amount beneficially owned: 0 shares.
(b) Percent of class: 0%.
(c)
Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:  0 shares
(ii) Shared power to vote or direct the vote:  0 shares.
(iii)Sole power to dispose or to direct the disposition of:  0 shares
(iv)Shared power to dispose or to direct the disposition of:  0 shares

Item 5
Ownership of 5% or Less of a Class:  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A
Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8	Identification and Classification of Members of the Group: N/A
Item 9	Notice of Dissolution of Group: N/A
Item 10	Certification: N/A.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2020
American Financial Group, Inc. By: /s/ Mark A. Weis Name: Mark A. Weiss Title: Vice President